FILTRONA

Filtrona plc

RECEIVED

2009 APR -6

31 March 2009

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

09045790

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 27 February 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

RECEIVED

2009 APR -6 P 1:11

5 March 2009

Filtrona plc

Executive Director Share Transaction

Filtrona plc today announces the transfer of 48,993 shares on 04 March 2009 previously awarded to Mark Harper in March 2006 under the Company's Deferred Annual Share Bonus Plan (the 'Plan'). Under the rules of the Plan a tax liability is calculated as at the date of transfer and Mark Harper has sold on 04 March 2009 20,088 shares to settle this liability.

The balance of shares which have been transferred will be held in the name of his wife Mandy Harper. The total beneficial shareholding of Mark Harper is 176,850 which represents 0.09% of the shareholding of Filtrona plc.

Enquiries

Filtrona plc
Jon Green Company Secretary and General Counsel
Tel: 01908 359100

Financial Dynamics
Richard Mountain
Tel: 020 7269 7121

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 28 August 2008 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Neil Shillingford
   Alan Tidy

3. Nature of transaction

   Transfer of shares under the Company's Deferred Annual Share Bonus Plan, awarded in March 2006 and held in Trust.

4. Date of grant

   n/a

5. Period during which or date on which exercisable

   n/a

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

PDMR	**Number of 25p ordinary shares**	**Shares sold to settle tax liability**	**Balance of shares transferred**
Antony Edwards	4,549	-	4,549
Jon Green	6,036	2,497	3,539
Robert Purcell	22,796	9,369	13,427
Sreekumar Puthen Thermedam	4,493	-	4,493
Russell Rogers	4,187	1,630	2,557
Neil Shillingford	3,276	-	3,276
Alan Tidy	6,487	2,682	3,805

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

nil

9. Total number of 25p ordinary shares held following this notification

PDMR	Number	% holding
Antony Edwards	19,353	0.009
Jon Green	3,539	0.001
Robert Purcell	59,373	0.028
Sreekumar Puthen Thermedam	24,780	0.012
Russell Rogers	5,686	0.002
Neil Shillingford	14,232	0.006
Alan Tidy	3,805	0.001

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification

05 March 2009

File No: 82-34882

RECEIVED
2009 APR -6

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Notification required due to internal transfers between funds under management	No
3. Full name of person(s) subject to the notification obligation:	Ameriprise Financial, Inc. and its group
4. Full name of shareholder(s) (if different from 3.):	See additional information under 13.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	03 March 2009
6. Date on which issuer notified:	04 March 2009
7. Threshold(s) that is/are crossed or reached:	Above the threshold of 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0744359	N/A	N/A	11,667,242	0	11,667,242	5.673%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,667,242	5.673%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
Ameriprise Financial, Inc., which controls the voting rights of Threadneedle Asset Management Holdings Ltd, which controls the voting rights of Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

Registered Owner

Chase Nominees Ltd	A/c 41407	878,173
Littledown Nominees Ltd	A/c 41408	140,000
Littledown Nominees Ltd	A/c 03449	857,175
Littledown Nominees Ltd	A/c10479	7,350
Littledown Nominees Ltd	A/c18667	795,000
Littledown Nominees Ltd	A/c10469	1,271,603
Littledown Nominees Ltd	A/c10496	1,109,132
Littledown Nominees Ltd	A/c10492	2,639,008
Littledown Nominees Ltd	A/c 10488	1,704,460
Littledown Nominees Ltd	A/c 10495	1,920,905
Littledown Nominees Ltd	A/c 02642	344,436

14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Jon Green Company Secretary Filtrona plc
Phone number	01908 359100

File No: 82-34882

For immediate release
Filtrona plc
3 March 2009

Filtrona plc
("Filtrona" or the "Company")

Proposed Disposal of Filtrona Extrusion

Further to Filtrona's announcement today of the proposed disposal of Filtrona Extrusion, Filtrona announces that a circular setting out further details of the proposed disposal and containing the notice of a general meeting of the Company to be held on 19 March 2009 has been posted to Filtrona's shareholders today.

A copy of the circular is available for inspection at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of the circular and documents for inspection will be available for inspection at the offices of Filtrona at Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU and at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY, during normal business hours on any weekday up to and including the date of the General Meeting. A copy of the circular will also be available on the Company's website www.filtrona.com and the Circular is located at www.filtrona.com/generalmeeting2009.

Enquiries

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: +44 (0)1908 359 100

JPMorgan Cazenove
Robert Constant
Richard Perelman
Tel: +44 (0)20 7588 2828

Financial Dynamics
Richard Mountain
Sophie Kernon
Tel: +44 (0)20 7269 7121

File No: 82-34882

For immediate release
Filtrona plc
3 March 2009

Filtrona plc
Exercise of FractureCode put option

On 2 March 2009, Filtrona plc ("Filtrona") received notification that ITO Technologies ApS ("ITO") wished to exercise its put option over 20 per cent. of the issued share capital of FractureCode Corporation ApS under a share purchase agreement dated 22 December 2005 between ITO, FIL International Limited, Filtrona and Jens Jacob Juul Rasmussen for a consideration of €3.1 million.

Enquiries

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: +44 (0)1908 359 100

Financial Dynamics
Richard Mountain
Sophie Kernon
Tel: +44 (0)20 7269 7121

For immediate release
Filtrona plc
3 March 2009

Filtrona plc
("Filtrona" or the "Company")

Proposed Disposal of Filtrona's North American Plastic Profile and Sheet business ("Filtrona Extrusion")

Filtrona announces that its subsidiary Filtrona Extrusion, Inc. has entered into a conditional agreement with Extrusion LLC, a subsidiary of Saw Mill Capital Partners, L.P., ("Saw Mill") to sell all the issued and outstanding common stock of the Filtrona Extrusion Holding Companies to Saw Mill for an aggregate maximum consideration of US$115 million on a cash and debt free basis (the "Disposal").

The consideration comprises (i) a cash payment of US$77.5 million to be made at completion, (ii) a 5.25 year loan note for a total of US$7.5 million to be delivered at completion, and (iii) an earn out payment of up to US$30.0 million payable after two years contingent on Filtrona Extrusion's cumulative EBITDA ("Earnings Before Interest, Tax, Depreciation and Amortisation") in 2009 and 2010. The consideration to be delivered at completion is subject to customary adjustment for a normalised level of working capital.

The Disposal, which is conditional on, amongst other things, the approval of Filtrona's ordinary shareholders, the receipt by Saw Mill of US$40.0 million in debt financing from its banks and certain regulatory clearances, is expected to complete in March 2009.

Mark Harper, Chief Executive of Filtrona plc, commented:

"We are pleased to be announcing the disposal of our North American Plastic Profile and Sheet business which is an important step in pursuing our strategy to focus on Filtrona's higher margin and higher growth potential businesses."

Information on Filtrona Extrusion

Filtrona Extrusion is one of the largest manufacturers of proprietary and customised thermoplastic profile, tube and sheet extrusions in North America. It operates as part of Filtrona's Plastic Profile and Sheet division within the Company's Plastic Technologies segment. The business operates 126 extruders, 51 co-extruders and six sheet lines in over 750,000 square feet of production space in seven facilities within the United States and Mexico. Filtrona Extrusion ships more than 30 million kilograms of extruded plastic products annually that are used in a variety of market sectors including aerospace, point of purchase signs and displays, medical, traffic control, lighting and fencing.

For the year ended 31 December 2008, Filtrona Extrusion had revenue of £95.2 million and operating profit £7.8 million. At 31 December 2008, Filtrona Extrusion had net assets of £55.3 million and gross assets of £75.6 million.

Background to and Reasons for the Disposal

Filtrona's strategy is to build on its existing core competencies and strong international position through the organic development and acquisition of businesses which manufacture, source and distribute high volume, low unit cost, small but essential products for use in industrial and consumer markets. The Board believes this objective can be achieved by focusing the Company's investment resources on its higher margin, higher growth potential businesses. Filtrona has demonstrated its ability to identify and successfully exploit markets which offer significant value creation and growth opportunities by the acquisition of the business and assets of Duraco, Inc. in May 2007 and its subsequent development within Filtrona's Protection and Finishing Products division. The acquisition of the business and assets of Lendell Manufacturing, Inc. in October 2008 was also driven by the Board's view of the growth potential of the markets in which Lendell operates.

The Board believes the Disposal is consistent with Filtrona's strategic objectives and it releases management resources and capital to focus on the Group's higher margin, higher growth potential businesses. The Board also believes the consideration for the Disposal fairly reflects the prospects of the Filtrona Extrusion business.

The Board considers that Neil Shillingford, Divisional President and Dennis Fink, Senior Vice President Finance are important to the operations of Filtrona Extrusion. Both will cease to work for Filtrona on completion of the Disposal.

Use of Proceeds and Financial Effects of the Disposal on the Filtrona Group

At completion, the net cash proceeds arising from the Disposal are expected to be approximately US$72.5 million, after estimated transaction costs of US$5.0 million. Additionally, the Group has previously provided for deferred tax of US$8.8 million, largely relating to Filtrona Extrusion's goodwill, which will potentially all become payable as a result of the Disposal. The actual amount payable will become known after completion.

It is intended that the net proceeds of the Disposal will be used to reduce the Group's debt. Following the Disposal, Filtrona's net debt will be reduced from £182.1 million as it was at 31 December 2008 to £131.8 million (translated at the exchange rate of US$1.44:£ 1 being the rate used to prepare the balance sheet in Filtrona results for the year ended 31 December 2008).

Upon Completion, a loss on disposal of approximately US$16.7 million will be included in Filtrona's 2009 results (based on the initial US$85.0 million consideration and not taking account of the maximum US$30.0 million that may be received in 2011 pursuant to the earn out mechanism). The Disposal is expected to be dilutive to underlying Group earnings for the financial year ending 31 December 2009. This statement does not constitute a profit forecast and should not be interpreted to mean that Filtrona's earnings per share for 2009 will necessarily match, or be greater or less than, historical published earnings per share.

Shareholder approval procedure

The Company is seeking the approval of Ordinary Shareholders to the Disposal at a General Meeting of the Company to be held at 10.00am on 19 March 2009 at the offices of JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA. The Company proposes to send Ordinary Shareholders a circular giving full details of the Disposal and action to be taken by Ordinary Shareholders (the "Circular") as soon as practicable. A notice of the General Meeting and of the resolution required to complete the Disposal to be considered at the meeting will be set out at the end of the Circular.

Enquiries

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: +44 (0)1908 359 100

JPMorgan Cazenove
Robert Constant
Richard Perelman
Tel: +44 (0)20 7588 2828

Financial Dynamics
Richard Mountain
Sophie Kernon
Tel: +44 (0)20 7269 7121

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser, sponsor and corporate broker for Filtrona and no one else in connection with the Disposal and will not be responsible to anyone other than Filtrona for providing the protections afforded to its clients or for providing advice in relation to the Disposal or in relation to the contents of this announcement, or for any other transaction, arrangement or matters referred to in this announcement.

Certain statements in this announcement are forward-looking statements. Such statements speak only as at the date of this announcement, are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. The information contained in this announcement is subject to change without notice and neither Filtrona nor JPMorgan Cazenove assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

No statement in this announcement is or is intended to be a profit forecast or to imply that the earnings of Filtrona for the current or future financial years will necessarily match or exceed the historical or published earnings of Filtrona.

File No: 82-34882

For immediate release
Filtrona plc
6 March 2009

Filtrona plc
("Filtrona" or the "Company")

Proposed Disposal of Filtrona Extrusion

Further to Filtrona's announcement on 3 March 2009 that a circular setting out details of the proposed disposal of Filtrona Extrusion is being posted to Filtrona's shareholders, the table in Section 6.1 of Part VII ("Major interests in Ordinary Shares") on page 27 of the circular should read:

Name	Number of Ordinary Shares	Percentage of Issued Ordinary Shares
Invesco Limited	18,252,223	8.87
Prudential plc	13,357,006	6.49
Pennant Capital Management LLC	12,014,716	5.84
Ameriprise Financial Inc	10,839,800	5.27
JP Morgan Chase & Co.	10,219,643	4.97
Allianz SE	9,744,959	4.80
Legal and General Group Plc	8,082,013	3.93
Resolution Investment Services Limited	8,062,190	3.92
Oppenheimer Funds	6,562,186	3.19

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 5 March 2009 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Neil Shillingford
   Alan Tidy

3. Nature of transaction

   Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

   A Deferred Annual Share Bonus Plan ('DASB') award

4. Date of grant
   5 March 2009

5. Period during which or date on which exercisable

   LTIP - Between 5 March 2012 and 4 March 2015, subject to the satisfaction of specified performance conditions

   DASB – deferred until 01 March 2012 subject to the rules of the DASB

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

PDMR	Number of 25p ordinary shares	
	LTIP	DASB
Antony Edwards	78,280	38,000
Jon Green	92,700	26,666
Robert Purcell	130,938	42,300
Sreekumar Puthen Thermedam	118,771	17,083
Russell Rogers	125,667	18,075
Neil Shillingford	88,000	14,166
Alan Tidy	76,220	24,666

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

LTIP – nil
DASB – n/a

9. Total number of shares or debentures over which options held following this notification

PDMR	Details	Number
Antony Edwards	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	250,129
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	142,752
	Deferred Annual Share Bonus Plan Award	60,069
	TOTAL	**464,726**
Jon Green	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	267,643
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	131,036
	Deferred Annual Share Bonus Plan Award	70,992
	TOTAL	**481,447**

PMDR	Details	Number
Robert Purcell	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	396,999
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	188,582
	Deferred Annual Share Bonus Plan Award	108,517
	TOTAL	**705,874**
Sreekumar Puthen Thermedam	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	356,886
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	179,161
	Deferred Annual Share Bonus Plan Award	51,027
	TOTAL	**598,850**
Russell Rogers	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	325,489
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	143,416
	Deferred Annual Share Bonus Plan Award	53,794
	TOTAL	**522,699**
Neil Shillingford	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	276,288
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	142,693
	Deferred Annual Share Bonus Plan Award	51,020
	TOTAL	**470,001**

PMDR	Details	Number
Alan Tidy	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	241,430
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	132,186
	Deferred Annual Share Bonus Plan Award	67,648
	TOTAL	**453,040**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification

9 March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 5 March 2009 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors

   Mark Harper
   Steve Crummett

3. Nature of transaction

   Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

   A Deferred Annual Share Bonus Plan ('DASB') award

4. Date of grant

   5 March 2009

5. Period during which or date on which exercisable

   LTIP - Between 5 March 2012 and 4 March 2015, subject to the satisfaction of specified performance conditions

   DASB – deferred until 01 March 2012 subject to the rules of the DASB

6. Total amount paid (if any) for grant of the option
   n/a

7. Description of shares or debentures involved: class, number

Executive Director	**Number of 25p ordinary shares**	
	LTIP	DASB
Mark Harper	378,750	102,083
Steve Crummett	206,250	42,700

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   LTIP – NIL
   DASB – n/a

File No. 82-34882

9. Total number of shares or debentures over which options held following th

Executive Director	Details	Number
Mark Harper	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	1,140,928
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	483,883
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Deferred Annual Share Bonus Plan Award	275,440
	TOTAL	**1,912,027**
Steve Crummett	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	443,715
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	60,669
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	12,552
	Deferred Annual Share Bonus Plan Award	71,891
	TOTAL	**588,827**

10. Any additional information

N/A

11. Name of contact and telephone number for queries

Patricia Kendall 01908 359100

12. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification
9 March 2009

File No: 82-34882

Filtrona plc
(the "Company")

Annual Report and Accounts, and Annual General Meeting

The Company announces that two copies of each of its 2008 Annual Report and Accounts, Notice of Annual General Meeting to be held on Thursday 23 April 2009 at 12 noon and Form of Proxy have been submitted to the UK Listing Authority.

Copies of all the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone: 020 7066 1000

The above documents can also be downloaded from the Company's website at www.filtrona.com.

Enquiries:

Filtrona plc

Jon Green Company Secretary

T: 01908 359100

Filtrona plc File No: 82-34882

Result of General Meeting

Filtrona plc (the 'Company') is pleased to announce that the ordinary resolution to approve the disposal of the Company's North American Plastic Profile and Sheet business proposed at the General Meeting held earlier today was duly passed by the necessary majority.
The proxy voting figures received are shown below.

Resolution

To approve the disposal of the entire issued share capital of the Filtrona Extrusion Holding Companies as described in the circular to shareholders dated 3 March 2009.

Votes for/discretionary	141,529,187	99.98%
Votes against	29,296	0.02%
Total votes cast	141,558,483	
Votes withheld	606,755	
Poll	N/A	

Number of shareholders at meeting date:	3,799
Issued share capital at meeting date:	219,326,796 ordinary shares of 25p each
Total number of voting rights	205,662,191
Number of votes per share:	1

The resolution proposed at the General Meeting as set out in the Notice of Meeting (a copy of which is available at www.filtrona.com) was passed on a show of hands.

Two copies of the resolution passed will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade, Canary Wharf, London E14 5HS

Name of contact and telephone number for queries –

Patricia Kendall

Telephone: 01908 359 100

E-mail: patriciakendall@filtrona.com

Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary

27 March 2009

Filtrona plc
Completion of Disposal

Following the announcement on 3 March 2009 and the approval of shareholders at the General Meeting held on 19 March 2009, Filtrona plc is pleased to confirm completion of the disposal of the Company's North American Plastic and Profile Sheet business.

Enquiries:

Filtrona plc Mark Harper, Chief Executive Steve Crummett, Group Finance Director	Tel: 44 (0)1908 359100
JPMorgan Cazenove Robert Constant Richard Perelman	Tel: 44 (0)20 7588 2828
Financial Dynamics Richard Mountain Sophie Kernon	Tel: 44 (0)20 7269 7121

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

STEVE CRUMMETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOTIFICATION FOR CONNECTED PERSON
MRS S C CRUMMETT

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MRS SKERRY C CRUMMETT

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

5,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.002%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

126.75p per share

14. Date and place of transaction

27 March 2009, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,600; 0.006%

16. Date issuer informed of transaction

27 March 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KENDALL – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
27 March 2009

Patricia Kendall

From: Hare, Kristina [Kristina.Hare@mcgrigors.com]
Sent: 30 March 2009 17:53
To: Patricia Kendall
Cc: Len Kirk; Perera, Nirosha; Sutton, Paul
Subject: Intra group loan agreement
Attachments: Filtrona - Loan agreement with MGS comments.DOC

Patricia

Please find attached the loan agreement which we have marked up with our comments. In essence, as you will see, we do have a number of serious concerns about the agreement in its current form.

As the loan agreement is subject to Thai law we are unable to comment on its effect from a Thai law perspective. It is unusual to have such extensive warranties and indemnities in an intra group transaction. However, with your comments in mind in relation to the third party investor we have suggested wording in order to limit the extent of the warranties and indemnities. Again, we cannot comment on what effect these will have under Thai law.

We have also picked up a few typos throughout the document and have also marked these on the document for your convenience.

Please let me know if you would like us to assist you further with this.

Kind regards

Kristina

Kristina Hare
Solicitor
for McGrigors LLP

DDI 020 7054 2637
Fax +44 (0) 20 7054 2501

McGrigors

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